                                Filed by The Bank of New York Company, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934

                       Subject Companies: The Bank of New York Company, Inc.
                                               (Commission File No. 1-06152)

                                                Mellon Financial Corporation
                                               (Commission File No. 1-07410)


Forward-Looking Statements

     The information presented here may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including (i) statements about the expected benefits of the transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, expected market position of the combined company, and the accretion or dilution to reported earnings and to cash earnings that may be realized from the transaction; (ii) statements about The Bank of New York Company, Inc.'s and Mellon Financial Corporation's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "will," "highly attractive," "expect," "extraordinarily strong and rapidly growing competitor," "synergies," "opportunities," "superior returns," "well-positioned," "pro forma," and similar phrases. These statements are based upon the current beliefs and expectations of The Bank of New York Company, Inc.'s and Mellon Financial Corporation's management and are subject to significant risks and uncertainties. Actual results may differ from those indicated in the forward-looking statements. The Company will not update these statements as a result of changes in circumstance or new facts, or for any other reason.

     The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time the Comapny expects, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe;
(6) The Bank of New York Company, Inc.'s or Mellon Financial Corporation's shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect the company's operating results; (8) the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and (9) fluctuations in interest rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company. Additional factors that could cause The Bank of New York Company, Inc.'s and Mellon Financial Corporation's results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.'s and Mellon Financial Corporation's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site ( http://www.sec.gov ).


Additional Information About the Mellon Transaction

     In connection with the proposed transaction, The Bank of New York Mellon Corporation, an entity formed by The Bank of New York Company, Inc. and Mellon Financial Corporation for purposes of facilitating the proposed transaction, filed a registration statement on Form S-4 (Registration No. 333-140863) containing a joint proxy statement/prospectus with the Securities and Exchange Commission on February 23, 2007. Shareholders are urged to read the joint proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction because it contains important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that are incorporated by reference in the joint proxy statement/prospectus are also available, without charge, from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578), or from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).


     Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of New York Company, Inc. and/or Mellon Financial Corporation in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.'s 2007 annual meeting of shareholders, as filed with the SEC on March 14, 2007. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation's 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

     The following is the press release containing unaudited interim financal information and accompanying discussion for the first quarter of 2007 filed on April 18, 2007.

                                                           Exhibit 99.1




News Release
For Immediate Release

                THE BANK OF NEW YORK COMPANY, INC. REPORTS
               FIRST QUARTER NET INCOME OF $0.57 PER SHARE;
         $0.59 PER SHARE EXCLUDING MERGER AND INTEGRATION COSTS;
                  CONTINUED MOMENTUM ACROSS ALL BUSINESSES


NEW YORK, N.Y., April 18, 2007 -- The Bank of New York Company, Inc. (NYSE:
BK) reported today first quarter net income of $434 million and diluted earnings per share of 57 cents. On an adjusted basis, excluding merger and integration costs, first quarter net income was $449 million and diluted earnings per share was 59 cents. This compares to net income of $422 million, or 55 cents of diluted earnings per share, and income from continuing operations of $360 million, or 47 cents of diluted earnings per share, in the first quarter of 2006.

FIRST QUARTER PERFORMANCE HIGHLIGHTS

* Asset servicing revenue grew 17% over the first quarter of 2006, driven by custody, fund services, and broker-dealer services;

* Asset and wealth management fees were up 20% over the first quarter of 2006 reflecting organic growth;

* Issuer services results were strong following the seasonally robust fourth quarter;

*  Asset quality remained excellent;

*  Good expense discipline drove positive operating leverage.

     "In the first quarter, we continued our strong momentum and achieved broad-based growth. Our performance reflects the strength of our business model, which has been built to profit from global capital flows and investor activity," said Thomas A. Renyi, Chairman and Chief Executive Officer. "New business trends remain very good and we achieved positive operating leverage.

     "At the same time, our integration planning with Mellon Financial is progressing very well. We are on track with identifying all the steps necessary to reach our business development goals and expense synergies, and establish The Bank of New York Mellon as the standard bearer for service quality. The new company will hit the ground running."

NONINTEREST INCOME

                                                       Percent Inc/(Dec)
                                        Quarter        -----------------
                                   ------------------  1Q07 vs.  1Q07 vs.
(In millions)                      1Q07   4Q06   1Q06    4Q06      1Q06
                                  ------ ------ ------ --------  -------
Securities Servicing Fees
  Asset servicing                 $  393 $  355 $  335      11%      17%
  Issuer services                    319    340    154      (6)     107
  Clearing services                  278    263    342       6      (19)
                                  ------ ------ ------
Securities servicing fees            990    958    831       3       19
Global payment services               50     51     51      (2)      (2)
Asset and wealth management fees     153    154    127      (1)      20
Performance fees                      14     18      7     (22)     100
Financing-related fees                52     61     63     (15)     (17)
Foreign exchange and
 other trading activities            128     98    113      31       13
Securities gains/ (losses)             2      2     (4)      -      150
Asset/investment income               35     47     34     (26)       3
Other (1)                             51     52     43      (2)      19
                                  ------ ------ ------
Total noninterest income          $1,475 $1,441 $1,265       2       17
                                  ====== ====== ======

(1)  Includes net economic value payments of $25 million and $23 million for the first quarter of 2007 and the fourth quarter of 2006.

Key Points

* The increase in noninterest income versus the year-ago quarter primarily reflects growth in securities servicing, asset and wealth management and foreign exchange and other trading activities.

* The first quarter of 2007 and the fourth quarter of 2006 reflect the new business mix including higher revenue from the corporate trust business the Company acquired from JPMorgan Chase in October 2006 ("Acquired Corporate Trust Business") partially offset by the BNY ConvergEx transaction.

* Asset servicing increased from the first quarter of 2006 and the fourth quarter of 2006 due to increased transaction volumes and organic growth across all business products, especially global custody, both domestic and international mutual funds, exchange-traded funds, hedge fund servicing and collateral management. In addition, the Company benefited from the conversion of AIB/BNY Securities Services (Ireland) Ltd. ("AIB/BNY") to a wholly-owned subsidiary. Securities lending revenue was flat on a sequential quarter basis and down from the first quarter of 2006 reflecting tighter financing spreads. Asset servicing includes global custody, global fund services, securities lending, global liquidity services, outsourcing, government securities clearance, collateral management, credit-related services, and other linked revenues, principally foreign exchange.

* Issuer services fees continued to exhibit strong growth in the first quarter compared with last year's first quarter. Corporate trust fees increased sequentially over the seasonally strong fourth quarter reflecting continued strong performance in global products and structured finance, notably asset-backed and mortgage-backed securities and CDOs. Depositary receipts had another strong quarter, with fees up nearly 17% from the year-ago period. Fees declined sequentially, consistent with normal seasonal patterns for corporate actions. Issuer services includes corporate trust, depositary receipts, employee investment plan services, and stock transfer.

* The decline in clearing services fees versus the first quarter 2006 reflects the disposition of certain execution businesses in the BNY ConvergEx transaction. These businesses had revenues of $90 million in the first quarter of 2006. At Pershing, fees were up compared with both the first and fourth quarters of 2006, reflecting strong growth in customer volumes and increased market activity as well as the benefits of new business acquired. The clearing services business include electronic trading and, through Pershing, correspondent clearing services such as clearing, execution, financing, and custody for introducing broker-dealers.

* Global payment services fees were down slightly from the first and fourth quarters of 2006. Compared with the first quarter of 2006, the level of fees has been impacted by customers paying with a higher value of compensatory balances in lieu of fees. Global payment services includes fees related to funds transfer, cash management, and liquidity management.

* Asset and wealth management fees increased over the first quarter of 2006 due to growth in assets under management, notably in alternative investments, as well as the acquisition of Urdang, a real estate investment management company, in March of last year. Total assets under management for asset and wealth management were $130 billion at March 31, 2007, up from $113 billion at March 31, 2006 and essentially unchanged from December 31, 2006.

* Performance fees were up from a year-ago quarter reflecting strong results at two of the Company's alternative asset management subsidiaries, Ivy Asset Management and Alcentra.

* Financing-related fees decreased from a year-ago quarter reflecting a lower level of credit-related activities. Finance-related fees include capital markets and investment banking fees, loan commitment fees and credit-related trade fees.

* Foreign exchange and other trading revenues rose from both the first quarter of 2006 and the fourth quarter of 2006 reflecting an increase in other trading activities driven by interest rate derivatives and hedging transactions. Foreign exchange revenue increased on a sequential quarter basis consistent with higher market volatility and volumes in late February and early March. Foreign exchange results were down from the first quarter of 2006 reflecting lower market volatility.

* Asset/investment income in the quarter reflected continued strong returns on investments in the sponsor fund portfolio. Venture capital income was $17 million in the first quarter of 2007, down from $29 million in the fourth quarter of 2006 and $23 million in the first quarter of 2006. In the fourth quarter of 2006, the Company sold one of its sponsor fund investments to a third party for a realized gain of $11 million. Asset/investment income includes the gains and losses on private equity investments, income from insurance contracts, and lease residual gains and losses.

* Other noninterest income decreased versus the fourth quarter of 2006 reflecting lower asset-related gains. The first quarter 2007 results include net economic value payments of $25 million compared with $23 million in the fourth quarter of 2006 on corporate trust deposits that have not yet transitioned to the Company's balance sheet. The first quarter of 2006 included pre-tax gain of $31 million related to the conversion of the Company's New York Stock Exchange seats into cash and shares of NYSE Group, Inc. common stock, some of which were sold. The fourth quarter 2006 results include a $6 million loss related to low-income housing investments.

NET INTEREST INCOME


(Dollars in millions)                 Percent Inc/(Dec)
                                      -----------------
                                      1Q07 vs. 1Q07 vs.
                     1Q07  4Q06  1Q06   4Q06     1Q06
                     ----  ----  ---- ------- ---------
Net interest income  $427  $451  $339      (5)%     26%
Tax equivalent
  adjustment*           2     1     7
                     ----  ----  ----
Net interest income
  on a tax equivalent
  basis              $429  $452  $346      (5)      24
                     ====  ====  ====

Net interest margin  2.18% 2.27% 1.95%

*  Selected items included in net interest income have been adjusted to a tax equivalent basis as shown above.  The
   Company believes that this presentation provides comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry standards.



* The increase from the first quarter of 2006 reflects higher deposit balances associated with the Acquired Corporate Trust Business, as well as higher amounts of interest-earning assets and interest-free balances and the higher value of interest-free balances in a rising rate environment.

* The sequential decrease in net interest income was driven by a lower volume of low cost deposits associated with the securities servicing business and fewer days in the quarter.

* Net interest income does not reflect the impact of certain deposits of the Acquired Corporate Trust Business which are expected to transition to the Company's balance sheet in the second quarter of 2007. Pro forma for the inclusion of these deposits and the associated economic value on these deposits, the net interest margin would have been approximately 2%.

NONINTEREST EXPENSE AND INCOME TAXES

                                                    Percent Inc/(Dec)
                                      Quarter       -----------------
                               -------------------- 1Q07 vs. 1Q07 vs.
(In million)                    1Q07   4Q06   1Q06    4Q06     1Q06
                               ------ ------ ------ -------- --------
Staff                          $  720 $  736 $  604     (2)%    19%
Net occupancy                      79     73     68      8      16
Furniture and equipment            50     45     51     11      (2)
Clearing                           37     38     50     (3)    (26)
Sub-custodian expenses             34     33     34      3       -
Software                           54     59     55     (8)     (2)
Business development               30     30     23      -      30
Communications                     19     23     26    (17)    (27)
Professional, legal, and
 other purchased services         130    125     82      4      59
Distribution and servicing          4      5      4    (20)      -
Amortization of intangibles        28     34     13    (18)    115
Merger and integration costs       15     17      -    (12)     NM
Other                              72     67     59      7      22
                               ------ ------ ------
Total noninterest expense       1,272  1,285  1,069     (1)     19
Merger and integration costs      (15)   (17)     -    (12)     NM
                               ------ ------ ------
Total noninterest
   expense excluding
   merger and integration
   costs                       $1,257 $1,268 $1,069     (1)     18
                               ====== ====== ======

NM - Not meaningful

* The decline in sequential quarter expenses reflects strong expense discipline across many of the Company's businesses.

     o	The decrease in staff expense reflects lower incentive compensation and pension expenses.

     o	The increase in net occupancy primarily reflects the conversion of
        AIB/BNY to a wholly-owned subsidiary.

     o	The fourth quarter of 2006's amortization of intangibles included a
        $6 million impairment charge related to the write-off of customer intangibles.

     o	Other expense included transition services expense and other costs related to the Acquired Corporate Trust Business of $21 million in the current quarter and $22 million in the fourth quarter of 2006.

* The purchase of the Acquired Corporate Trust Business and the remaining 50% of AIB/BNY joint venture, along with the disposition of certain execution businesses in the BNY ConvergEx transaction, significantly impacts comparisons of the first quarter of 2007 to the first quarter of 2006. The net impact of these transactions was to increase staff expense, net occupancy, business development, professional, legal, and other purchased services, amortization of intangibles, and other expense. The BNY ConvergEx transaction also resulted in lower clearing expenses.

* The effective tax rate for the first quarter of 2007 was 32.2%, compared to 32.7% in the first quarter of 2006 and 31.4% in the fourth quarter of 2006. The decrease from the first quarter of 2006 primarily reflects foreign sales corporation benefits for certain leverage leases. The sequential quarter increase reflects lower Section 29 tax credits related to synthetic fuel.

CAPITAL

* The Company's estimated Tier 1 and Total Capital ratios were 8.42% and 12.78% at March 31, 2007, compared with 8.28% and 12.44% at March 31, 2006 and 8.19% and 12.49% at December 31, 2006. The estimated leverage ratio was 6.82% at March 31, 2007, compared with 6.51% at March 31, 2006 and 6.67% at December 31, 2006. The Company's estimated adjusted tangible common equity ratio including deferred tax liability associated with intangibles was 5.47% at March 31, 2007, compared with 5.54% at March 31, 2006 and 5.30% at December 31, 2006.

* In the first quarter of 2007, the Company recorded charges to equity of $389 million due to the adoption of a new accounting pronouncement related to leasing (FSP FAS 13-2) and $27 million due to the adoption of a new accounting pronouncement related to tax uncertainties (FIN 48).

* Average diluted shares outstanding increased by 5 million shares from the fourth quarter of 2006 as a result of the exercise of stock options and the increased stock price.

ASSET QUALITY

* Nonperforming assets were $29 million at March 31, 2007, up from $25 million at March 31, 2006 and down from $38 million at December 31, 2006. The sequential-quarter decline reflects a paydown of a loan to an auto parts supplier.

* The Company recorded a net recovery of $3 million in the first quarter of 2007, compared with a net recovery of $4 million in the first quarter of 2006 and a net charge-off of $24 million in the fourth quarter of 2006. The first quarter of 2007 reflects a $7 million recovery related to leased aircraft that were sold. During the fourth quarter of 2006, the Company sold $38 million of leasing exposure to a domestic airline resulting in a charge-off of $23 million.

* The provision for credit losses for the first quarter of 2007 was a credit of $15 million, compared with zero in the first quarter of 2006 and a credit of $15 million in the fourth quarter of 2006 reflecting continuing high credit quality.


MERGER AGREEMENT WITH MELLON FINANCIAL CORPORATION ("MELLON")

On December 3, 2006, the Company and Mellon entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Company and Mellon will each merge with and into a newly formed corporation to be called The Bank of New York Mellon Corporation. The boards of directors of both companies have unanimously approved the Merger Agreement. The parties amended and restated the Merger Agreement on February 23, 2007 and again on March 30, 2007. The board of directors of each company has adopted a resolution recommending the adoption of the Merger Agreement by its respective shareholders, and each party has agreed to put these matters before their respective shareholders for consideration. Subject to the customary closing conditions, the merger is expected to close early in the third quarter of 2007. The Company and Mellon filed a joint proxy statement/prospectus with the Securities and Exchange Commission ("SEC") regarding the proposed merger in late February and filed amendments to the joint proxy statement/prospectus with the SEC in April. The joint proxy statement/prospectus became effective on April 17, 2007. The Company and Mellon will each hold separate special shareholder meetings on May 24, 2007 to approve the merger for shareholders of record as of April 12, 2007.

CONFERENCE CALL INFORMATION

      Thomas A. Renyi, chairman and chief executive officer; Gerald L. Hassell, president; Bruce W. Van Saun, vice chairman; and Todd Gibbons, senior executive vice president and chief financial officer, will review the quarterly results in a live conference call and audio webcast today at 8:00 a.m. EDT.

     The presentation will be accessible:

*  From the Company's website at www.bankofny.com/earnings and

* By telephone at (888) 677-2456 within the United States or (517) 623-4161 internationally; the passcode is "The Bank of New York."

* A replay of the call will be available through the Company's website and also by telephone at (800) 925-0867 within the United States or
   (203) 369-3867 internationally.

    The Bank of New York Company, Inc. (NYSE: BK) is a global leader in providing a comprehensive array of services that enable institutions and individuals to move and manage their financial assets in more than 100 markets worldwide. The Company has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, asset management, and wealth management. The Company's extensive global client base includes a broad range of leading financial institutions, corporations, government entities, endowments and foundations. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution of financial markets worldwide. Additional information is available at www.bankofny.com.

                       ***************************


Contact Information

Media:                                             Investors:
---------                                          -------------
R. Jeep Bryant, EVP                                Kenneth A. Brause, MD
(212) 635-1569                                     (212) 635-1578

FORWARD-LOOKING STATEMENTS

     All statements in this press release other than statements of historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company's current beliefs and expectations including, among other things, statements with respect to the proposed merger with Mellon, expectations with respect to operations after the merger, projections with respect to revenue and earnings and the Company's plans and objectives and as such are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. These include lower than expected performance or higher than expected costs in connection with acquisitions and integration of acquired businesses and the BNY ConvergEx transaction, the completion and timing of potential transactions, the level of capital market and trading activity, changes in customer credit quality, market performance, the effects of capital reallocation, portfolio performance, changes in regulatory expectations and standards, ultimate differences from management projections or market forecasts and the actions that management could take in response to these changes.

     In addition, with respect to the Mellon transaction, actual results may differ materially from the anticipated results or other expectations expressed in the forward-looking statements as a result of risks and uncertainties, including but not limited to, the businesses of the Company and Mellon may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; the combined company may not realize, to the extent or at the time the Company expects, revenue synergies and cost savings from the transaction; revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; changes in political and economic conditions; equity, fixed income and foreign exchange market fluctuations; the Company's and Mellon's shareholders may fail to approve the transaction; the U.S. and foreign legal and regulatory framework could adversely affect the operating results of the combined company; and fluctuations in interests rates, currency exchange rates and securities prices may adversely affect the operating results of the combined company.

      Additional factors that could cause the Company's and Mellon's results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.'s and Mellon Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 and any subsequent reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

     Forward-looking statements speak only as of the date they are made. The Company will not update forward-looking statements to reflect factual assumptions, circumstances or events that have changed after a forward-looking statement was made.

     (Financial highlights and detailed financial statements are attached.)


ADDITIONAL INFORMATION

     The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.'s and Mellon Financial Corporation's shareholders for their consideration. In connection with the proposed transaction, The Bank of New York Mellon Corporation has filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus for the shareholders of the Company and Mellon, and each of the Company and Mellon will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction, as well as the other documents referred to in the joint proxy statement/prospectus carefully in their entirety when they become available because they will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus will be mailed to shareholders of the Company and of Mellon. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Mellon, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578) or from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699).

     The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of The Bank of New York Company, Inc. and/or Mellon Financial Corporation in respect of the proposed transaction. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company Inc.'s 2007 annual meeting of shareholders, as filed with the SEC on March 14, 2007. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation's 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the SEC.

                                THE BANK OF NEW YORK COMPANY, INC.
                                Consolidated Financial Highlights
                                           (Unaudited)
------------------------------------------------------------------------------------
                                                        Quarter ended
                                              --------------------------------------
(dollar amounts in millions, except per       March 31,     Dec. 31,   March 31,
share amounts and unless otherwise noted)          2007         2006        2006
------------------------------------------------------------------------------------
Reported Results:
-----------------
Net income                                    $    434      $  1,789    $    422
Basic EPS                                         0.58          2.39        0.55
Diluted EPS                                       0.57          2.36        0.55

Continuing Operations:
----------------------
Key metrics
-----------
Noninterest income                            $  1,475      $  1,441    $  1,265
Net interest income                                427           451         339
                                              --------      --------    --------
Total revenue                                 $  1,902      $  1,892    $  1,604

Total expense                                    1,272         1,285       1,069
Pre-tax operating margin                            34%           33%         33%
Net interest margin                               2.18          2.27        1.95
Net interest income on tax
  equivalent basis                            $    429      $    452    $    346
Net income                                         437           427         360
Basic EPS                                         0.58          0.57        0.47
Diluted EPS                                       0.57          0.56        0.47

Performance ratios
------------------
Return on average common equity                  15.70%        14.95%      14.75%
Return on average common equity excluding
  merger & integration costs                     16.06         15.36       14.75
Return on average assets                          1.73          1.66        1.50
Return on average assets excluding
  merger & integration costs                      1.78          1.70        1.50

Return on average tangible common equity         39.20         36.45       27.97
Return on average tangible common equity
  excluding merger & integration costs           40.09         37.39       27.97
Return on average tangible assets                 1.93          1.87        1.61
Return on average tangible assets
  excluding merger & integration costs            1.98          1.92        1.61

Selected average balances
-------------------------
Interest-earning assets                       $ 79,075      $ 79,841    $ 71,035
Total assets                                   101,975       102,138      91,831
Interest-bearing deposits                       43,862        44,344      41,263
Noninterest-bearing deposits                    14,903        14,721      10,119
Shareholders' equity                            11,277        11,340       9,888

Employees                                       23,134        22,961      19,989

Credit loss provision and net charge-offs
-----------------------------------------
Total provision                               $    (15)     $    (15)   $      -
Total net (charge-offs)/recoveries                   3           (24)          4

Loans
-----
Allowance for loan losses
  As a percent of total loans                     0.76%         0.76%       1.04%
  As a percent of non-margin loans                0.87          0.88        1.24
Total allowance for credit losses
  As a percent of total loans                     1.11          1.16        1.47
  As a percent of non-margin loans                1.28          1.34        1.76

Nonperforming assets
--------------------
Total nonperforming assets                    $     29      $     38    $     25
Nonperformance assets ratio                        0.1%          0.1%        0.1%



                                THE BANK OF NEW YORK COMPANY, INC.
                                Consolidated Financial Highlights
                                           (Unaudited)
------------------------------------------------------------------------------------
                                                        Quarter ended
                                              --------------------------------------
(dollar amounts in millions, except per       March 31,     Dec. 31,   March 31,
share amounts and unless otherwise noted)          2007         2006        2006
------------------------------------------------------------------------------------
Assets under Custody (in trillions) (1)
---------------------------------------
Assets under Custody                           $   13.8     $   13.0    $   11.3
Equity securities                                    32%          33%         33%
Fixed income securities                              68           67          67
Cross-border assets                            $    5.0     $    4.7    $    3.7

Assets under management (in billions) (2)
-----------------------------------------
Asset and wealth management
  Equity securities                            $     41     $     39    $     37
  Fixed income securities                            22           21          21
  Alternative investments                            33           33          26
  Liquid assets                                      34           38          29
                                               --------     --------    --------
Asset and wealth management                    $    130     $    131    $    113
Foreign exchange overlay                             12           11          11
Securities lending short-term
  investment funds                                   54           48          49
                                               --------     --------    --------
Total assets under management                  $    196     $    190    $    173
                                               ========     ========    ========

Capital ratios
--------------
Tier 1 capital ratio                               8.42%(2)     8.19%       8.28%
Total capital ratio                               12.78 (2)     2.49       12.44
Leverage ratio                                     6.82 (2)     6.67        6.51
Adjusted tangible common equity ratio              5.47 (2)     5.30        5.54

Average shares outstanding (in thousands)
-----------------------------------------
Basic                                           750,737      746,688     763,851
Diluted                                         763,083      757,981     773,630

Other
-----
Book value per common share                    $  15.20     $  15.34    $  13.09
Tangible book value per common share               6.53         6.57        7.08
Period-end shares outstanding
  (in thousands)                                758,324      755,861     771,561

Dividends per share                            $   0.22     $   0.22    $   0.21
Dividend yield                                     2.17%        2.24%       2.33%
Closing common stock price per share           $  40.55     $  39.37    $  36.04
Market capitalization (in billions)                30.8         29.8        27.8


Note:
  (1) Estimated Assets under Custody include assets under administration and safekeeping.
  (2) Estimated

                                                            THE BANK OF NEW YORK COMPANY, INC.
                                                             Consolidated Statements of Income
                                                        (In millions, except per share amounts)
                                                                      (Unaudited)


                                                                        Quarter Ended
                                                        --------------------------------------------
                                                        March 31, Dec 31, Sept 30, June 30, March 31,
                                                          2007     2006     2006    2006      2006
                                                        --------  ------- -------- -------- ---------
Noninterest income
  Securities servicing fees
    Asset servicing                                      $  393   $  355   $  346   $  365   $  335
    Issuer services                                         319      340      194      207      154
    Clearing services                                       278      263      302      337      342
                                                         ------   ------   ------   ------   ------
      Total securities servicing fees                       990      958      842      909      831
  Global payment services                                    50       51       55       52       51
  Asset and wealth management fees                          153      154      135      135      127
  Performance fees                                           14       18        3        7        7
  Financing-related fees                                     52       61       62       64       63
  Foreign exchange and other trading activities             128       98       84      130      113
  Securities gains/(losses)                                   2        2        1        3       (4)
  Asset/investment income                                    35       47       33       36       34
  Other                                                      51       52       48       34       43
                                                         ------   ------   ------   ------   ------
    Total noninterest income                              1,475    1,441    1,263    1,370    1,265
                                                         ------   ------   ------   ------   ------
Net interest income
  Interest income                                         1,021    1,057      961      910      813
  Interest expense                                          594      606      610      552      474
                                                         ------   ------   ------   ------   ------
  Net interest income                                       427      451      351      358      339
  Provision for credit losses                               (15)     (15)      (4)      (1)       -
                                                         ------   ------   ------   ------   ------
    Net interest income after provision
      for credit losses                                     442      466      355      359      339
                                                         ------   ------   ------   ------   ------
Noninterest expense
  Staff                                                     720      736      644      656      604
  Net occupancy                                              79       73       70       68       68
  Furniture and equipment                                    50       45       46       48       51
  Clearing                                                   37       38       52       59       50
  Sub-custodian expenses                                     34       33       31       36       34
  Software                                                   54       59       53       53       55
  Business development                                       30       30       27       28       23
  Communications                                             19       23       26       22       26
  Professional, legal, and other purchased services         130      125       89       85       82
  Distribution and servicing                                  4        5        4        4        4
  Amortization of intangible assets                          28       34       14       15       13
  Merger and integration costs                               15       17       89        -        -
  Other                                                      72       67       51       64       59
                                                         ------   ------   ------   ------   ------
    Total noninterest expense                             1,272    1,285    1,196    1,138    1,069
                                                         ------   ------   ------   ------   ------
Income
  Income from continuing operations before income taxes     645      622      422      591      535
  Provision for income taxes                                208      195      124      200      175
                                                         ------   ------   ------   ------   ------
  Income from continuing operations                         437      427      298      391      360
                                                         ------   ------   ------   ------   ------
  Discontinued Operations
    Income from discontinued operations                      (5)   2,130       96       99      102
    Provision for income taxes                               (2)     768       42       42       40
                                                         ------   ------   ------   ------   ------
  Discontinued operations, net                               (3)   1,362       54       57       62
                                                         ------   ------   ------   ------   ------
Net income                                               $  434   $1,789   $  352   $  448   $  422
                                                         ======   ======   ======   ======   ======
Earnings per share
  Basic
    Income from continuing operations                    $ 0.58   $ 0.57   $ 0.40   $ 0.52   $ 0.47
    Income from discontinued operations, net                  -     1.82     0.07     0.07     0.08
  Net income                                               0.58     2.39     0.47     0.59     0.55
  Diluted
    Income from continuing operations                    $ 0.57   $ 0.56   $ 0.39   $ 0.52   $ 0.47
    Income from discontinued operations, net                  -     1.80     0.07     0.07     0.08
  Net income                                               0.57     2.36     0.46     0.59     0.55
Average shares outstanding (in thousands)
  Basic                                                 750,737  746,688  756,780  756,255  763,851
  Diluted                                               763,083  757,981  766,665  764,713  773,630

Note: Certain prior periods amounts have been reclassified to conform to current period presentation.




                                                                         THE BANK OF NEW YORK COMPANY, INC.
                                                                            Consolidated Balance Sheets
                                                                   (Dollars in millions, except per share amounts)
                                                                                    (Unaudited)



                                                      March 31,     December 31,    September 30,     June 30,        March 31,
                                                        2007           2006            2006             2006            2006
                                                    -----------     -----------     -----------     -----------     -----------
Assets
------
Cash and due from banks                              $     2,159     $     2,840     $     2,072     $     3,010     $     2,864
Interest-bearing deposits in banks                        13,474          13,172          16,753          11,978           7,635
Federal funds sold and securities purchased
  under resale agreements                                  1,712           5,114           5,139           2,235           4,781
Securities
  Held-to-maturity (fair value of
    $1,557 at 03/31/07, $1,710 at 12/31/06,
     $1,716 at 9/30/06, $2,108 at 6/30/06
     and $2,028 at 03/31/06)                               1,572           1,729           1,737           2,167           2,069
  Available-for-sale                                      22,124          19,377          20,278          25,188          25,121
                                                     -----------     -----------     -----------     -----------     -----------
    Total securities                                      23,696          21,106          22,015          27,355          27,190
Trading assets at fair value                               3,675           5,544           3,266           6,065           7,129
Loans                                                     38,289          37,793          33,958          35,650          32,191
Reserve for loan losses                                     (290)           (287)           (339)           (337)           (334)
                                                     -----------     -----------     -----------     -----------     -----------
  Net loans                                               37,999          37,506          33,619          35,313          31,857
Premises and equipment                                     1,064           1,050           1,009             963             955
Accrued interest receivable                                  409             422             406             394             349
Goodwill                                                   5,131           5,172           3,801           3,784           3,739
Intangible assets                                          1,447           1,453             872             885             896
Other assets                                               9,061           9,973           8,856           7,953           7,456
Assets of discontinued operations held for sale               21              18           8,828           8,946           8,760
                                                     -----------     -----------     -----------     -----------     -----------
     Total assets                                    $    99,848     $   103,370     $   106,636     $   108,881     $   103,611
                                                     ===========     ===========     ===========     ===========     ===========



                                                                                THE BANK OF NEW YORK COMPANY, INC.
                                                                                     Consolidated Balance Sheets
                                                                         (Dollars in millions, except per share amounts)
                                                                                             (Unaudited)


                                                     March 31,       December 31,    September 30,     June 30,        March 31,
                                                        2007             2006            2006             2006            2006
                                                     -----------     -----------     -----------     -----------     -----------
Liabilities
-----------
Deposits
 Noninterest-bearing (principally domestic offices)  $    17,269     $    19,554     $    11,451     $    15,930     $    11,447
 Interest-bearing deposits in domestic offices             9,312          10,041           9,785           9,958           9,881
 Interest-bearing deposits in foreign offices             32,435          32,551          33,717          30,853          29,472
                                                     -----------     -----------     -----------     -----------     -----------
     Total deposits                                       59,016          62,146          54,953          56,741          50,800
Federal funds purchased and securities
  sold under repurchase agreements                           773             790           1,040           1,177             903
Trading liabilities                                        2,270           2,507           2,102           2,938           2,358
Payables to customers and broker-dealers                   6,739           7,266           6,673           6,638           7,556
Other borrowed funds                                       1,714           1,625           1,121           1,026           1,158
Accrued taxes and other expenses                           4,153           5,129           4,140           3,864           3,674
Other liabilities (including allowance for
  lending-related commitments of
  $135 at 03/31/07, $150 at 12/31/06,
  $137 at 09/30/06, $143 at 06/30/06
  and $140 at 03/31/06)                                    4,007           3,477           4,671           4,503           4,283
Long-term debt                                             9,585           8,773           8,434           8,207           8,309
Liabilities of discontinued operations held for sale          64              64          13,035          13,731          14,469
                                                     -----------     -----------     -----------     -----------     -----------
     Total liabilities                                    88,321          91,777          96,169          98,825          93,510
                                                     -----------     -----------     -----------     -----------     -----------
Shareholders' equity
--------------------
 Common stock-par value $7.50 per share,
  authorized 2,400,000,000 shares, issued
  1,054,488,125 shares at 03/31/07,
  1,053,752,916 shares at 12/31/06,
  1,049,888,635 shares at 09/30/06,
  1,048,879,688 shares at 06/30/06 and
  1,047,597,230 shares at 03/31/06                         7,909           7,903           7,874           7,867           7,857
 Additional capital                                        2,203           2,142           2,015           1,965           1,904
 Retained earnings                                         9,710           9,444           7,820           7,636           7,347
 Accumulated other comprehensive income                     (753)           (317)            (66)           (231)           (189)
                                                      ----------     -----------     -----------     -----------     -----------
                                                          19,069          19,172          17,643          17,237          16,919
Less: Treasury stock (296,062,120 shares at 03/31/07,
        297,790,159 shares at 12/31/06,
        285,692,282 shares at 09/30/06,
        285,896,449 shares at 06/30/06 and
        275,833,078 shares at 03/31/06), at cost           7,539           7,576           7,169           7,174           6,811
       Loan to ESOP (101,753 shares at 03/31/07 and
        12/31/06, and 203,507 shares at 09/30/06,
        06/30/06 and 03/31/06), at cost                        3               3               7               7               7
                                                     -----------     -----------     -----------     -----------     -----------
     Total shareholders' equity                           11,527          11,593          10,467          10,056          10,101
                                                     -----------     -----------     -----------     -----------     -----------
     Total liabilities and shareholders' equity      $    99,848     $   103,370     $   106,636     $   108,881     $   103,611
                                                     ===========     ===========     ===========     ===========     ===========

Note: The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date.

                                                           THE BANK OF NEW YORK COMPANY, INC.
                                               Average Balances and Rates on a Taxable Equivalent Basis
                                                                      (Preliminary)
                                                                   (Dollars in millions)


                                             For the three months         For the three months
                                             ended March 31, 2007         ended March 31, 2006(1)
                                         ----------------------------   ---------------------------
                                          Average             Average   Average             Average
                                          Balance   Interest   Rate     Balance   Interest   Rate
                                        ---------   --------  -------   --------  --------  -------
ASSETS
------
Interest-bearing
 Deposits in banks
 (primarily foreign)                     $  13,546  $    146    4.36%  $   9,624  $     86    3.61%
Federal funds sold and securities
 purchased under resale agreements           4,435        57    5.23       1,691        15    3.64
Margin loans                                 5,401        84    6.33       5,655        77    5.54
Non-margin loans
 Domestic offices                           19,231       244    5.11      16,321       184    4.54
 Foreign offices                            11,321       163    5.85       9,815       126    5.21
                                         ---------  --------           ---------  --------
   Total non-margin loans                   30,552       407    5.38      26,136       310    4.79
                                         ---------  --------           ---------  --------
Securities
 U.S. government obligations                    86         1    4.95         225         2    4.22
 U.S. government agency obligations          2,905        37    5.07       3,953        44    4.45
 Obligations of states and
  political subdivisions                        86         2    8.22         118         3    8.04
 Other securities                           19,311       255    5.30      18,919       232    4.89
 Trading securities                          2,753        34    4.99       4,714        51    4.42
                                         ---------  --------           ---------  --------
   Total securities                         25,141       329    5.25      27,929       332    4.76
                                         ---------  --------           ---------  --------
Total interest-earning assets               79,075     1,023    5.22      71,035       820    4.65
                                                    --------                      --------
Allowance for credit losses                   (286)                         (333)
Cash and due from banks                      2,424                         4,269
Other assets                                20,762                        16,860
Assets of discontinued operations
 held for sale                                  66         -              14,302       185    5.24
                                         ---------  --------           ---------  --------
   TOTAL ASSETS                          $ 102,041  $  1,023           $ 106,133   $ 1,005
                                         =========  ========           =========   =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Interest-bearing deposits
 Money market rate accounts              $   6,169  $     45    2.98%  $   5,426  $     31    2.29%
 Savings                                       416         2    1.85         468         1    1.13
 Certificates of deposit of
  $100,000 & over                            3,133        42    5.43       4,246        48    4.59
 Other time deposits                           584         7    5.18         903        10    4.41
 Foreign offices                            33,560       304    3.67      30,220       208    2.80
                                         ---------  --------           ---------  --------
  Total interest-bearing deposits           43,862       400    3.70      41,263       298    2.93
Federal funds purchased and
 securities sold under repurchase
 agreements                                  1,527        19    4.97       1,966        20    4.19
Other borrowed funds                         1,870        13    2.88       1,980        20    4.02
Payables to customers and broker-dealers     4,747        42    3.59       5,231        40    3.10
Long-term debt                               8,888       120    5.42       8,011        96    4.81
                                         ---------  --------           ---------  --------
  Total interest-bearing liabilities        60,894       594    3.95      58,451       474    3.28
                                                    --------                      --------
Noninterest-bearing deposits                14,903                        10,119
Other liabilities                           14,901                        13,373
Common shareholders' equity                 11,277                         9,888
Liabilities of discontinued operations
 held for sale                                  66         -              14,302        36    1.02
                                         ---------  --------           ---------  --------
  TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                  $ 102,041  $    594           $ 106,133   $   510
                                         =========  ========           =========   =======
Interest earnings,
  continuing operations                             $    429                       $   346
                                                    ========                       =======
Net interest margin                                             2.18%                         1.95%
                                                              =======                       =======

Note:
  (1) Average balances and rates have been impacted by allocations made to match assets of discontinued operations held for sale with liabilities of discontinued operations held for sale.

                                SUPPLEMENTAL INFORMATION
                                ------------------------

     On October 1, 2006, the Company acquired JPMorgan Chase's corporate trust business and sold to JPMorgan Chase the Company's Retail Business. The transaction further increased the Company's focus on the securities services and asset management businesses that are at the core of its long-term business strategy.

     For the quarters ended March 31, 2007 and March 31, 2006, the Company has prepared supplemental financial information as follows:

* Full income statement for the Retail Business, which is reflected as discontinued operations

* Adjusted results, which combine continuing and discontinued operations to provide continuity with historical results

* Continuing operations and adjusted results including and excluding merger and integration costs

     The Company believes that providing supplemental adjusted non-GAAP financial information is useful to investors in understanding the underlying operating performance of the Company and its businesses and performance trends, particularly in view of the materiality and strategic significance of the JPMorgan Chase transaction. By combining the results of continuing and discontinued operations and excluding merger and integration costs, the Company believes investors can gain greater insight into the operating performance of the Company in relation to historic results. Although the Company believes that the non-GAAP financial measures presented in this report enhance investors' understanding of the Company's business and performance, these non-GAAP measures should not be considered an alternative to GAAP.



                                                       SUPPLEMENTAL INFORMATION
                                                       ------------------------


                                                     THE BANK OF NEW YORK COMPANY, INC.
                                                    Consolidated Statements of Income
                                              (Dollars in millions, except per share amounts)
                                                              (Unaudited)


                                 Quarter Ended March 31, 2007              Quarter Ended March 31, 2006
                          ----------------------------------------  ------------------------------------------
                          Continuing    Discontinued    Adjusted     Continuing    Discontinued    Adjusted
                          Operations     Operations     Results (1)  Operations    Operations      Results (1)
                          ----------   --------------   -----------  -----------   -------------   -----------
Noninterest income
------------------
Securities servicing fees
 Asset servicing              $  393          $    -        $  393      $  335          $    -        $  335
 Issuer services                 319               -           319         154               -           154
 Clearing services               278               -           278         342               -           342
                             -------          ------        ------      ------          ------        ------
   Total securities
     servicing fees              990               -           990         831               -           831
Global payment services           50               -            50          51               8            59
Asset and wealth
  management fees                153               -           153         127              11           138
Performance fees                  14               -            14           7               -             7
Financing-related fees            52               -            52          63              37           100
Foreign exchange and other
  trading activities             128               -           128         113               2           115
Securities gains/(losses)          2               -             2          (4)              -            (4)
Asset/investment income           35               -            35          34               -            34
Other                             51              14            65          43              13            56
                             -------          ------        ------      ------          ------        ------
    Total noninterest income   1,475              14         1,489       1,265              71         1,336
                             -------          ------        ------      ------          ------        ------

Net interest income
-------------------              427               -           427         339             149           488
Provision for credit losses      (15)              -           (15)          -               5             5
                             -------          ------        ------      ------          ------        ------
Net interest income after
    provision for
      credit losses              442               -           442         339             144           483
                             -------          ------        ------      ------          ------        ------
Noninterest expense
-------------------
Staff                            720               9           729         604              64           668
Net occupancy                     79               -            79          68              20            88
Furniture and equipment           50               -            50          51               2            53
Clearing                          37               -            37          50               -            50
Sub-custodian expenses            34               -            34          34               -            34
Software                          54               -            54          55               1            56
Business development              30               -            30          23               9            32
Communications                    19               -            19          26               1            27
Professional, legal, and other
  purchased services             130               2           132          82               8            90
Distribution and servicing         4               -             4           4               -             4
Amortization of intangibles       28               -            28          13               -            13
Merger and integration costs      15               8            23           -               -             -
Other                             72               -            72          59               8            67
                             -------          ------        ------      ------          ------        ------
    Total noninterest expense  1,272              19         1,291       1,069             113         1,182
                             -------          ------        ------      ------          ------        ------
Income before income taxes       645              (5)          640         535             102           637
Income taxes                     208              (2)          206         175              40           215
                             -------          ------        ------      ------          ------        ------
Net income                       437              (3)          434         360              62           422
Merger and integration cost,
  net of taxes                    10               5            15           -               -             -
                             -------          ------        ------      ------          ------        ------
Net income excluding merger
  and integration costs      $   447          $    2        $  449      $  360          $   62        $  422
                             =======          ======        ======      ======          ======        ======

Diluted earnings per share    $ 0.57          $    -        $ 0.57      $ 0.47          $ 0.08        $ 0.55
Diluted earnings per share
  excluding merger and
  integration costs             0.59               -          0.59        0.47            0.08          0.55





Note:
    (1) Adjusted results combine continuing and discontinued operations to provide continuity with historical results.